SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2006	Commission File Number: 001-15014
SUN LIFE FINANCIAL INC.
(the “Company”)
                      (Translation of registrant’s name into English)
150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibits

99.1	Earnings Press Release dated July 27, 2006

99.2	Dividend Press Release dated July 27, 2006

99.3	Shareholders Report for the period ended June 30, 2006

99.4	Certificates of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Canadian Multilateral Instrument 52-109 – Certification of Issuers’ Annual and Interim Filings

99.5	Earnings Coverage Ratio pursuant to Canadian National Instrument No. 44-102 – Shelf Distributions

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc.
(Registrant)

Date: July 27, 2006	By	/s/ “Thomas A. Bogart”
Thomas A. Bogart,
Executive Vice-President and Chief Legal Officer